                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-37760



Prospectus Supplement No. 1, dated September 28, 2000
to Prospectus dated June 23, 2000



                              PCSUPPORT.COM, INC.


     This Prospectus Supplement No. 1 supplements our Prospectus, dated June 23, 2000 with respect to (i) our proposed acquisition of MyHelpDesk, Inc. and (ii) the filing of our audited financial statements for the fiscal year ended June 30, 2000 in our Form 10-KSB for the fiscal year ended June 30, 2000, which was filed on September 28, 2000.

     Any information contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded by this Prospectus Supplement shall no longer be deemed to constitute a part of the Prospectus, except as so modified.

     This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Proposed Acquisition of MyHelpDesk, Inc.
----------------------------------------

     On September 7, 2000 we agreed to acquire all of the assets and assume certain liabilities of MyHelpDesk, Inc., a provider of live technical support, proactive maintenance services, software updates, virus scans, online backup, email support newsletters and an extensive knowledge-base of computer self-help directories. MyHelpDesk, Inc. specializes in computer information aggregation products and services. It has the world's largest directory of computer help and productivity resources.

     Under the terms of the agreement, we will acquire all of the assets and assume certain liabilities of MyHelpDesk, Inc. in exchange for 1,500,000 shares of our common stock. The acquisition is subject to customary closing conditions, including satisfactory completion of due diligence and any required regulatory approvals.

Financial Statements for Fiscal Year Ended June 30, 2000
--------------------------------------------------------

     Our audited financial statements for the fiscal year ended June 30, 2000 are set forth below.

                      Consolidated Financial Statements of


                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PCSupport.com, Inc.

We have audited the consolidated balance sheets of PCSupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2000 and 1999 and for the period from December 10, 1997 (inception) to June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PCSupport.com, Inc. and subsidiary as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years ended June 30, 2000 and 1999 and for the period from December 10, 1997 (inception) to June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


"KPMG LLP"

  /s/  KPMG LLP
---------------


Chartered Accountants


Vancouver, Canada

August 25, 2000, except with respect
to notes 10(e) and 10(f) which are as
of September 15, 2000

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                          Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                            June 30, 2000 and 1999

                                                                             2000          1999
                                                                      -----------    ----------
                     Assets
Current assets:
  Cash and cash equivalents                                           $ 5,149,290    $  795,809
  Goods and services taxes recoverable and other receivables               89,933        14,728
  Prepaid expenses and deposits                                           335,113        33,950
  Other current assets                                                    111,860        49,256
                                                                      -----------    ----------

    Total current assets                                                5,686,196       893,743

Property and equipment (note 4)                                           411,817        11,210

Deferred acquisition costs                                                 25,000             -

Intangible assets (note 5)                                                  7,052         2,697
                                                                      -----------    ----------

                                                                      $ 6,130,065    $  907,650
                                                                      ===========    ==========

                     Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                            $   657,050    $   68,266

Stockholders' equity (note 6):
  Common stock, $0.001 par value, authorized 100,000,000 shares;
    issued 10,477,662 shares in 2000 and 6,007,169 shares in 1999          10,478         6,007
  Additional paid-in capital                                           13,765,041     1,981,782
  Deferred stock compensation                                            (387,563)     (198,909)
  Deficit accumulated during the development stage                     (7,914,941)     (949,496)
                                                                      -----------    ----------

    Total stockholders' equity                                          5,473,015       839,384
                                                                      -----------    ----------

Commitments and contingencies (note 7)
Subsequent events (note 10)

                                                                      $ 6,130,065    $  907,650
                                                                      ===========    ==========

         See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                     Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)

                                                                                        Period from
                                                                                       December 10,
                                                                                               1997
                                                     Year ended       Year ended     (inception) to
                                                  June 30, 2000    June 30, 1999      June 30, 2000
                                                  -------------    -------------     --------------
Revenue:
  Support center                                    $       340       $        -        $       340
  Online backup                                          29,142               99             29,241
                                                    -----------       ----------        -----------
                                                         29,482               99             29,581

Operating expenses:
  Support center and online back-up                     197,166               86            197,252
  Development costs                                     923,259           17,646            943,719
  Marketing and promotion                             1,418,465          118,273          1,657,656
  General and administrative                          1,287,219          138,592          1,484,373
  Stock-based compensation expense                      412,246          486,191            898,437
                                                    -----------       ----------        -----------
                                                      4,238,355          760,788          5,181,437
                                                    -----------       ----------        -----------

Loss from operations                                 (4,208,873)        (760,689)        (5,151,856)

Interest expense, net (note 6(a)(ii))                 2,756,572            6,513          2,763,085
                                                    -----------       ----------        -----------

Loss for the period                                 $(6,965,445)      $ (767,202)       $(7,914,941)
                                                    ===========       ==========        ===========

Net loss per common share, basic and diluted             $(1.01)      $    (0.46)       $     (2.22)
                                                    ===========       ==========        ===========

Weighted average common shares outstanding,
  basic and diluted                                   6,884,464        1,659,455          3,572,640
                                                    ===========       ==========        ===========

         See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                Consolidated Statements of Stockholders' Equity
                          (Expressed in U.S. Dollars)

                       Years ended June 30, 2000 and 1999
           Period from December 10, 1997 (inception) to June 30, 2000

                                                                                                            Deficit
                                                                                                        Accumulated
                                                   Common Shares         Additional          Deferred        During           Total
                                             -----------------------        Paid-in             Stock   Development   Stockholders'
                                                 Shares       Amount        Capital      Compensation         Stage          Equity
                                             ----------     --------     ----------      ------------   -----------   -------------
Balance, December 10, 1997 (inception)             200      $    -       $      -        $      -        $       -     $         -
Issuance of common stock for services in
 January, valued at $.13 per share             489,800         490         65,157               -                -          65,647
Sale of common stock in January,
 $0.13 per share                               510,000         510         67,642               -                -          68,152
Net loss                                             -           -              -               -         (182,294)       (182,294)
                                            ----------     -------    -----------     -----------    -------------     -----------

Balance, June 30, 1998                       1,000,000       1,000        132,799               -         (182,294)        (48,495)

Fair value of common stock purchase
 warrants granted to creditor                        -           -          8,407               -                -           8,407
Sale of common stock in January,
 approximately $.85 per share, net of
 issuance costs of $131,708                    291,838         292        116,062               -                -         116,354

Issuance of common stock for services in
 January and May, valued at approximately
 $.85 per share                                 52,848          53         45,101               -                -          45,154
Conversion of note payable to common stock      66,029          66        109,977               -                -         110,043
Issuance of common stock for services in
 January                                        63,440          63         53,861               -                -          53,924
Issuance of common stock for services in
 April                                       1,500,000       1,500        777,620        (392,356)               -         386,764
Amortization of deferred stock compensation          -           -              -          45,247                -          45,247
Issuance of common stock for acquisition in
 June, net of acquisition costs of $46,753
 (note 3)                                    3,033,014       3,033        886,155               -                -         889,188

Treasury stock repurchased by Company in
 June, not cancelled                          (285,000)          -       (148,200)        148,200                -               -
Net loss                                             -           -              -               -         (767,202)       (767,202)
                                            ----------     -------    -----------     -----------    -------------     -----------

Balance, June 30, 1999                       5,722,169       6,007      1,981,782        (198,909)        (949,496)        839,384

Exercise of warrants in July, 1999              68,400          69         58,197               -                -          58,266
Shares issued in exchange for service            4,160           4          6,504               -                -           6,508
Fair value of options issued to employees
 and consultants                                     -           -        600,900        (600,900)               -               -
Conversion of notes payable in January,
 net of $5,803 in cash financing costs
 (note 6(a)(i))                                350,000         350        494,747               -                -         495,097
Fully paid warrants issued as financing
 compensation cost (note 6(a)(ii))                   -           -      1,794,000      (1,794,000)               -               -
Beneficial conversion feature of notes payable
 issued in February (note 6(a)(ii))                  -           -      1,000,000               -                -       1,000,000
Amortization of deferred stock compensation          -           -              -       2,206,246                -       2,206,246
Sale of units in March and April, $2.00 per
 unit, net of $38,820 in cash financing
 costs                                         666,000         666      1,292,514               -                -       1,293,180
Sale of common stock in March, $2.00 per
 share, net of $36,222 in cash financing
 costs                                       2,054,000       2,054      4,069,724               -                -       4,071,778
Exercise of warrants in March for cash         140,600         141        188,263               -                -         188,404
Sale of common stock in April, $2.00 per
 share                                          34,000          34         67,966               -                -          68,000
Sale of common stock in April, $2.125 per
 share, net of $175,694 in cash
 financing costs                               645,000         645      1,194,286               -                -       1,194,931
Conversion of promissory notes
 payable in May (note 6(a)(ii))                508,333         508      1,016,158               -                -       1,016,666
Net loss                                             -           -              -               -       (6,965,445)     (6,965,445)
                                            ----------     -------    -----------     -----------    -------------     -----------

Balance, June 30, 2000                      10,192,662     $10,478    $13,765,041     $  (387,563)     $(7,914,941)    $ 5,473,015
                                            ==========     =======    ===========     ===========    =============     ===========

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                     Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                                               Period from
                                                                                              December 10,
                                                                                                      1997
                                                             Year ended       Year ended    (inception) to
                                                          June 30, 2000    June 30, 1999     June 30, 2000
                                                          -------------    -------------    --------------
Cash flows from operating activities:
 Loss for the period                                       $(6,965,445)       $ (767,202)     $(7,914,941)
 Items not affecting cash:
  Depreciation and amortization                                108,972             5,336          114,927
  Common stock issued in exchange for services                   6,508           440,944          513,099
  Deemed discount amortization on promissory note            1,000,000                 -        1,000,000
  Amortization of deferred stock compensation                2,206,246            45,247        2,251,493
  Discount on notes payable                                          -             8,407            8,407
  Loss on debt extinguishments and other                        17,566                 -           17,566
 Changes in operating assets and liabilities:
  Goods and services taxes recoverable and
   other receivables                                           (75,205)          (14,728)         (89,933)
  Prepaid expenses and deposits                               (326,163)          (33,950)        (360,113)
  Other current assets                                         (62,604)          (49,014)        (111,860)
  Accounts payable and accrued liabilities                     588,784            64,556          657,050
                                                           -----------        ----------      -----------

    Net cash used in operating activities                   (3,501,341)         (300,404)      (3,914,305)
                                                           -----------        ----------      -----------

Cash flows from investing activities:
 Purchase of property and equipment                           (507,357)          (13,055)        (523,733)
 Purchase of intangible asset                                   (6,577)           (3,486)         (10,063)
                                                           -----------        ----------      -----------

    Net cash used in investing activities                     (513,934)          (16,541)        (533,796)
                                                           -----------        ----------      -----------

Cash flows from financing activities:
 Proceeds from issuance of notes payable                             -            62,314          110,043
 Proceeds from issuance of bridge loan                               -            17,088           17,088
 Repayment of bridge loan                                            -           (17,088)         (17,088)
 Cash acquired in acquisition                                        -           888,932          888,932
 Cash costs of conversion of debt to equity                     (5,803)                -           (5,803)
 Proceeds from promissory notes                              1,500,000                 -        1,500,000
 Proceeds from exercise of share purchase  warrants            246,670                 -          246,670
 Net proceeds from sale of common stock                      6,627,889           161,508        6,857,549
                                                           -----------        ----------      -----------

    Net cash provided by financing activities                8,368,756         1,112,754        9,597,391
                                                           -----------        ----------      -----------

Net increase in cash and cash equivalents                    4,353,481           795,809        5,149,290

Cash and cash equivalents at beginning of period               795,809                 -                -
                                                           -----------        ----------      -----------

Cash and cash equivalents at end of period                 $ 5,149,290        $  795,809      $ 5,149,290
                                                           ===========        ==========      ===========

Supplemental disclosure:
 Cash paid for:
  Income taxes                                             $         -        $        -      $         -
  Interest                                                       7,200                 -            7,200
 Non-cash activities:
  Notes payable and promissory notes
   converted into common stock                               1,516,666           110,043        1,626,709
  Deferred stock compensation                                2,394,900           392,356        2,787,256
  Treasury stock acquired                                            -               285              285
  Discount on promissory note payable                        1,000,000                 -        1,000,000
  Discount on notes payable                                          -             8,407            8,407
  Common stock issued for services                               6,508           486,191          558,346

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements
                          (Expressed in U.S. Dollars)

                       Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of this merger, a shell company was incorporated in Nevada in April, 1999 and Mex Trans Seafood Consulting, Inc. was merged into it, with PCSupport.com, Inc. ("PCS") as the surviving company. PCS had no substantive operations at that time. In June 1999, PCS merged with Reconnaissance, with PCSupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company currently operates in one business segment and is in the business of developing and commercializing support services for the personal computer market. The Company's services include providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license and service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of June 30, 2000, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock and debt. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2001. The Company has contracted with third parties to assist them in securing funds through additional debt or equity financings. Such financings may not be available or may not be available on reasonable terms.


2.  Significant accounting policies:

    (a) Reverse take-over and basis of presentation:

        On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 2
                          (Expressed in U.S. Dollars)

                       Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (a)  Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the results of operations and cash flows of Reconnaissance from the date of its incorporation on December 10, 1997 under the Company Act (British Columbia). During June, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The financial position and results of operations of PCS are included from the date of acquisition, June 23, 1999.

    (b)  Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    (c)  Use of estimates:

         The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

    (d)  Contract revenue recognition:

         Revenue from customer support service contracts is recognized over the term of the customer support agreement. The Company also provides web-based computer solutions to customers, including developing customized branded web-based support portals or other products. Revenue from these services are recognized when the product is delivered and no significant performance obligations remain. For longer-term contracts with significant customization, the Company recognizes revenue based on the percentage of completion method of accounting.

         Anticipated losses on contracts are charged to earnings as soon as such losses can be estimated. Changes in estimated profits on contracts are recognized during the period in which the change in estimate is known.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 3
                          (Expressed in U.S. Dollars)

                       Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (e)  Foreign currency:

         The functional currency of the Company and its subsidiary is the United States dollar. Transactions in foreign currencies are translated to United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the consolidated statement of operations.

    (f)  Cash and cash equivalents:

         The Company considers all short-term investments with a maturity date at purchase of three months or less to be cash equivalents.

    (g)  Prepaid expenses and deposits:

         Prepaid expenses and deposits primarily includes prepaid advertising and software license fees and deposits relating to its office operating leases.

    (h)  Property and equipment:

         Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:


             Computer equipment and software              2 years
             Furniture and fixtures                       7 years
             Office equipment                             7 years
             Leasehold improvements           Over the lease term

         The cost of maintenance and repairs are charged to expenses as incurred. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the sum of future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount, an impairment loss is recognized for the excess of the carrying amount of the asset over the fair value of the asset.

    (i)  Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 4
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (i)  Income taxes (continued):

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

    (j)  Research and development:

         Research and development costs are expensed when incurred.

         The Company accounts for the costs of developing and maintaining its website in accordance with EITF 00-02 and SOP 98-1. Costs incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage are capitalized and costs incurred during the operating stage are expensed, unless they represent upgrades or enhancements that result in additional functionality. Costs capitalized are reviewed for impairment in accordance with SFAS 121. Also included in development costs are costs incurred to develop branded support portals for third parties under contract.

    (k)  Net loss per share:

         Basic earnings per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock issuances outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

         Excluded from the computation of diluted loss per share for the year ended June 30, 2000 are warrants to purchase 2,965,838 (1999 - 311,838) shares of common stock and options to purchase 1,311,869 (1999 - nil) shares of common stock because their effects would be anti-dilutive.

    (l)  Stock-based compensation:

         The Company accounts for its stock-based compensation arrangement in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense under fixed plans would be recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeded the exercise price. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined. This information is presented in note 6(b)(ii).

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 5
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (l)  Stock-based compensation (continued):

         SFAS No. 123, Accounting for Stock Based Compensation, requires entities that continue to apply the provisions of APB Opinion No. 25 for transactions with employees to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions. This information is presented in note 6(b)(i).

    (m)  Comparative figures:

         Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current period.


3.  Acquisitions:

    In June, 1999, PCS merged with Reconnaissance. As described in note 2(a), the acquisition was a reverse take-over with Reconnaissance being the deemed accounting acquiror for financial statements purposes.

    Net assets acquired through the issuance of common stock consisted of cash and cash equivalents with a fair value of $935,685. The cash and cash equivalents held by PCS were obtained through a private placement. Acquisition related costs of $46,753 were incurred and were recorded as a decrease in the acquisition amount carried in stockholders' equity.

    The following table reflects unaudited pro forma information which combines the operations of PCS and Reconnaissance for the year ended June 30, 1999 and the period from December 10, 1997 (inception) to June 30, 1998 as if the acquisition of PCS had taken place at the beginning of the period. There were no pro forma adjustments required in combining this information of these two entities. This pro forma information does not reflect any non-recurring charges or credits directly attributable to the transaction. This pro forma information does not purport to be indicative of the revenues and net loss that could have resulted had the acquisition been in effect for the period presented and is not intended to be a projection of future results or trends.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 6
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

3.  Acquisitions (continued):

                                                           Period from
                                                           December 10,
                                         Year ended    1997 (inception)
                                           June 30,         to June 30,
                                               1999                1999
                                         ----------    ----------------
   Revenue                                $      99         $        99

   Expenses:
     On-line back-up                             86                  86
     Research and development                17,646              20,460
     Marketing and promotion                477,103             598,021
     General and administrative             317,685             376,247
     Interest, net                            6,513               6,513
                                          ---------         -----------

   Net loss for the period                $(818,934)        $(1,001,228)
                                          =========         ===========

   Net loss per share                     $   (0.14)        $     (0.23)
                                          =========         ===========

4. Property and equipment:

   Property and equipment consists of the following:

                                                     June 30,
                                          -----------------------------
                                               2000                1999
                                          ---------         -----------
   Computer equipment                     $ 335,546         $    14,173
   Furniture and fixtures                    51,608               1,584
   Office equipment                          64,184                   -
   Leasehold improvements                    71,776                   -
                                          ---------         -----------
                                            523,114              15,757
   Less accumulated depreciation            111,297               4,547
                                          ---------         -----------

                                          $ 411,817         $    11,210
                                          =========         ===========

5. Intangible assets:

   Intangible assets includes the cost of acquiring the Company's World Wide Web domain names and trademarks and is amortized straight-line over a three year period.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 7
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

6.  Stockholders' equity:

    (a)  Convertible debt:

         (i)  Promissory notes:

              In November, 1999, the Company issued promissory notes to an investor totaling $500,000 with interest payable monthly, not in advance, at a rate of 10% per annum. On January 11, 2000, the Company agreed to convert the notes into 350,000 common shares and warrants to purchase 240,000 common shares at a price of $1.40 per share. The loss on extinguishment of the debt was approximately $900.

        (ii)  Convertible promissory notes:

              On February 29, 2000, the Company issued promissory notes ("Convertible Promissory Notes") to private investors totaling $1,000,000, convertible into common stock of the Company at a conversion rate of $2.00 per common share. The notes bore interest at an annual rate of 10% and payable monthly. The notes carried a beneficial conversion feature valued at $1,250,000, equal to the aggregate excess of the market value of the Company's common shares at the date of agreement over the conversion rate. The beneficial conversion feature recorded was limited to the proceeds of the promissory note offering of $1,000,000 and was amortized to interest expense over the period to the earliest conversion date, which resulted in full amortization of the $1,000,000 to interest expense during the year.

              The notes, including $16,666 in accrued interest, were converted in May 2000 into 508,333 common shares.

              Under the terms of the financing agreement, the Company granted 1,000,000 "A" warrants and 500,000 "B" warrants to its agent for the $1,000,000 Convertible Promissory Notes financing and for future general financing services. Each "A" warrant entitles the holder to acquire one common share at an exercise price of $1.25 per share to February 28, 2001 and $1.75 thereafter to February 28, 2002. Each "B" warrant entitles the holder to acquire one common share at an exercise price of $2.00 per share to February 28, 2001 and $2.50 thereafter to February 28, 2002. The estimated fair value of the warrants of $1,794,006 was recorded as deferred financing costs and was amortized to interest expense over the period to the earliest conversion date, which resulted in full amortization of the $1,794,000 to interest expense during the current year.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 8
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options and stock-based compensation:

        (i)  Stock options:

             On July 2, 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

             The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant. Subsequent to year end, the Company amended certain terms of its stock option plan (note 10(a)).

             Stock option activity since the inception of the plan is presented below:

                                                                             Weighted
                                                              Number          average
                                                           of shares   exercise price
                                                           ---------   --------------
             Outstanding, July 1, 1999                             -            $   -
             Granted                                       1,311,869             2.32
             Exercised                                             -                -
             Cancelled                                             -                -
                                                           ---------   --------------

             Outstanding, June 30, 2000                    1,311,869            $2.32
                                                           =========   ==============

             The following table summarizes the stock options outstanding at June 30, 2000:


                                                Options outstanding                    Options exercisable
                                   ---------------------------------------------   ----------------------------
                                                       Weighted
                                                        average         Weighted                       Weighted
                                      Number          remaining          average        Number          average
Range of exercise price            of shares   contractual life   exercise price   exercisable   exercise price
-----------------------            ---------   ----------------   --------------   -----------   --------------
$1.00 - $1.50                        691,000          4.1 years             1.01       314,750             1.01
$1.69 - $2.48                        201,369          4.9 years             2.02       119,008             1.99
$2.67 - $3.95                        105,000          4.9 years             3.14         3,194             3.21
$4.22 - $6.06                        314,500          4.8 years             5.10        28,167             5.08
                                   ---------   ----------------             ----       -------             ----

                                   1,311,869          4.5 years             2.32       465,119             1.52
                                   =========   ================             ====       =======             ====

             As at June 30, 2000, 465,119 stock options have vested and are exercisable. The weighted average fair value of the options granted during the year ended June 30, 2000 was $1.72 per option.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 9
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options and stock-based compensation (continued):

        (i)  Stock options (continued):

             As explained in note 2(l), the Company adopted only the disclosure provisions of FAS No. 123 for options granted under the existing employee stock option plan. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for the employee stock option plan been determined by this method, loss and basic loss per share would have been as follows:

                                                              June 30, 2000
                                                              -------------
             Loss:
                As reported                                   $  (6,965,445)
                Pro-forma                                        (7,295,259)
                                                              =============
             Basic loss per share:
                As reported                                   $       (1.01)
                Pro-forma                                             (1.06)
                                                              =============

             The Company recognizes the calculated compensation cost at the date of granting the stock options on a straight-line basis over the vesting period.

             The Company has estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                              June 30, 2000
                                                              -------------
             Expected dividend yield                                     -
             Expected stock price volatility                            70%
             Risk-free interest rate                                     6%
             Expected life of options                               4 years

       (ii)  Stock-based compensation:

             In January, 1998, the Company recorded non-cash compensation expense of $65,647 related to the sale of 489,800 common shares at $0.01 per share to certain stockholders and officers of the Company. The fair value of the common shares was estimated at $0.13 per share at the time of the transaction.

             In January, 1999, the Company recorded non-cash interest expense of $8,407 related to the issuance of warrants to purchase 20,000 shares of common stock. The warrants were exercisable immediately at an exercise price of $0.85 per share and expired in January, 2000.

             In January and May, 1999, the Company issued 52,848 shares of common stock in exchange for services relating to share issuances. The fair value of these services was estimated based upon the estimated fair value of the shares at $0.85 per share or $45,154. The costs were deducted from the additional paid-in capital from the sale of common stock in January, 1999.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 10
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options and stock-based compensation (continued):

        (ii)  Stock-based compensation (continued):

              In January, 1999, the Company recorded non-cash compensation expense of $53,924 related to the issuance of 63,440 shares of common stock to certain stockholders and officers of the Company. The fair value of the shares was estimated at $0.85 per share at the time of the transaction.

              In April, 1999, the Company recorded non-cash compensation expense and deferred compensation expense of $779,120 related to the issuance of 1,500,000 shares of common stock at no cost to certain officers and stockholders. The value of the shares was estimated at $0.52 per share. A certain portion of these shares are subject to vesting over a period of time. The compensatory element relating to these shares were recorded as deferred stock compensation to be amortized over their respective vesting periods. In June, 1999, the Company repurchased 285,000 common shares at $0.001 per share and recorded the transaction as shares held in treasury as of June 30, 1999.

              Common shares held in treasury total 285,000 at June 30, 2000.

              Pursuant to an agreement dated July 31, 1999, the Company has the option to re-purchase certain shares held by executive officers if their employment ceases with the Company prior to January 1, 2002 at a price of $0.01 per share.

    (c) Share purchase warrants:

        In July, 1999 and March, 2000, warrants to purchase 68,400 and 140,600 common shares at a price of $0.85 and $1.34 per common share, respectively, were exercised.

        Share purchase warrants outstanding at June 30, 2000 and 1999 are as follows:


                                                                               Shares issuable on exercise of
                                                                                    outstanding warrants
                                                                               ------------------------------
         Expiry dates                               Exercise price per share   June 30, 2000    June 30, 1999
         ------------                               ------------------------   --------------   -------------

         March, 2001 (6(c)(iii))                                       $2.00          333,000              -
         January, 2000 (6(b)(ii))                                      $0.85                -          20,000
         January, 2002(6(a)(ii))                                       $1.40          240,000              -
         February, 2002 (6(a)(iii))                            $1.25 / $1.75        1,000,000              -
         February, 2002 (6(a)(iii))                            $2.00 / $2.50          500,000              -
         March, 2002 (6(c)(ii))                                        $2.00          500,000              -
         June, 2002 (6(c)(iv))                                       various          250,000              -
         January, 2003 (6(c)(iv))                                      $1.05           10,000              -
         April, 2003 (6(c)(iv))                                        $5.40           50,000              -
         Various (6(c)(i))                                             $1.34           82,838         291,838
                                                                                    ---------         -------

                                                                                    2,965,838         311,838
                                                                                    =========         =======

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 11
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (c) Share purchase warrants (continued):

        (i) Between January 26, 1999 and February 18, 1999, the Company issued warrants which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.34 per share thereafter.

       (ii) In March 2000, the Company completed a private placement for 2,054,000 common shares of the Company for proceeds of $4,071,778, being net of $36,222 of cash financing costs. The Company agreed to issue warrants to purchase 500,000 common shares of $2.00 per share for consulting and advisory services in connection with this transaction. The warrants will expire March 2002. The estimated fair value of these warrants at the date of grant was $1,736,000 and has been recorded as a charge against additional paid-in capital.

      (iii) In March and April, 2000, the Company completed a private placement issuing 666,000 units to investors for proceeds of $1,293,180, net of $38,820 of cash financing costs. Each unit consists of one common share of the Company and one-half of one warrant, with two one-half warrants exercisable to purchase an additional one common share at an exercise price of $2.00 per share, with the warrants expiring in March 2001.

       (iv) In April, 2000, the Company completed a private placement for 645,000 common shares for proceeds of $1,194,931, net of $175,694 of cash financing costs. The Company also issued warrants to purchase 310,000 common shares as compensation for arranging the financing. The exercise price of 250,000 of the warrants is dependent on the issuance price of an expected future private placement. The value of these warrants have initially been measured at their fair value using current market information and will be readjusted as this fair value changes until the date of the future private placement. The value assigned to these warrants is recorded in equity. Of the remaining warrants, 10,000 and 50,000 have exercise prices of $1.05 and $5.40, respectively. The estimated fair value of the warrants of $260,451 has been recorded as a charge against additional paid-in capital.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 12
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

7.  Commitments and contingencies:

    (a)  Operating leases:

         The Company leases office facilities in British Columbia under operating lease agreements that expire in November, 2002 and June, 2005. Minimum lease payments under these operating leases and other license software and lease equipment are as follows:


               2001                                          $493,500
               2002                                           495,500
               2003                                           357,000
               2004                                           280,500
               2005                                           280,500
               Thereafter                                      46,500

         Rent expense totalled $79,413 and $9,587 for the years ended June 30, 2000 and 1999, respectively.


    (b)  Internet portal advertising agreement:

         The Company entered into an agreement with an Internet service company to allow the Company to advertise its services on the Internet service Company's website for a one year term. Also, the Company has agreed to create a co-branded website to provide its services to the Internet service Company's customers for a two year term. The Company paid $570,000 under the agreement for fiscal year 2000 and is committed to paying $2,460,000 in fiscal year 2001 and $2,250,000 in fiscal year 2002. The agreement is subject to cancellation after one year at the Company's option.

    (c)  Financing agreement:

         The Company entered into a financing agreement with ICE Holdings North America, LLC in March, 2000. Subject to the completion of direct and indirect financing milestones, the Company will be required to issue and register with the United States Securities and Exchange Commission 1,000,000 warrants as consideration for their services. As at June 30, 2000, 250,000 warrants were earned and issued (note 6(c)(iv)).

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 13
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------


8.  Deferred tax assets and liabilities:

                                                                               June 30,
                                                                       ------------------------
                                                                              2000         1999
                                                                       -----------    ---------
    Deferred tax assets:
      Start-up costs and other                                         $   311,200    $ 269,953
      Operating loss carry forwards                                      1,413,000            -
      Property and equipment                                                71,056        4,547
      Accounts payable and accrued liabilities                               6,207            -
                                                                       -----------    ---------

    Total deferred tax assets before valuation allowance                 1,801,463      274,500
    Valuation allowance                                                 (1,801,463)    (274,500)
                                                                       -----------    ---------

    Net deferred tax assets                                            $         -    $       -
                                                                       ===========    =========

    Management believes that it is not more likely than not that it will create sufficient taxable income sufficient to realize its deferred tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of deferred tax liabilities. Due to its losses, the Company has no income tax expense.

    The Company has operating loss carry forwards for income tax purposes at June 30, 2000 of approximately $4,137,000. Operating losses begin to expire in fiscal year 2020.


9.  Financial instruments:

    (a)  Fair values:

         The Company regularly invests funds in excess of its immediate needs in money market accounts. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their financial statement carrying amounts due to the short-term maturities of these instruments. The carrying amount of notes payable approximates fair value since they have a short-term to maturity.

    (b)  Foreign currency risk:

         The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency hedge transactions.

    (c)  Market risk:

         Approximately 83% (1999 - 100%) of the Company's revenues were from one Canadian customer for the year ended June 30, 2000. All of the Company's capital assets are located in Canada.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 14
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

10.  Subsequent events:

     (a) In July 2000, the Company amended its stock option plan whereby all options granted to a starting employee in any fiscal quarter will have an exercise price equal to the average closing price for every trading day in the previous quarter. All options granted since January 1, 2000 are to be retroactively repriced in accordance with the amended terms unless the new exercise price exceeds the original exercise price. For accounting purposes, all repriced options will be considered to be variable plan options and compensation expense will be recognized to the extent that the market price of the Company's stock increases to the exercise or expiry date.

     (b) Subsequent to June 30, 2000 the Company granted 68,500 stock options to officers, directors and employees with an exercise price of $3.44 per share.

     (c) In July 2000, the Company obtained a license to use specific dial-up connection technology in exchange for minimum payments of $100,000 in cash and 100,000 common shares. The Company is required to issue warrants for each incremental 100,000 licenses sold to users over 400,000 licenses. These warrants will entitle the holder for a period of five years to purchase shares of the Company at the stated prices.

     (d) In August 2000, the Company issued 50,000 common shares and received as consideration a note receivable in the amount of $261,800. This note bears interest at 6.62% per annum payable at the end of each year and is payable in full on July 25, 2005.

     (e) On September 7, 2000, the Company signed a Letter of Intent to acquire all of the assets and assume certain liabilities of MyHelpDesk, Inc. in exchange for 1,250,000 common shares of the Company and a further 250,000 common shares one year after closing. MyHelpDesk, Inc. is a development stage company that provides web-based computer support services.

     (f) On September 15, 2000, the Company acquired substantially all of the assets of Tavisco Ltd., a producer of anti-virus services and products. The purchase price for Tavisco Ltd.'s assets consisted of 200,000 shares of common stock (with up to 100,000 of these shares subject to cancellation under certain circumstances related to continued employment) and a cash payment of $50,000. Tavisco Ltd. designs, develops and provides state-of-the-art virus diagnostic products for computer service professionals. Its products include virus scanners and cleaners, a full-featured anti-virus protection system, and a rapid screening test that prevents virus infections.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 15
                          (Expressed in U.S. Dollars)

                      Years ended June 30, 2000 and 1999

--------------------------------------------------------------------------------

10.  Subsequent events (continued):

     (f)  Continued:

          The total purchase price of $376,000, including estimated acquisition costs is allocated to the assets acquired based upon these relative fair values as follows:


            Software                                     $338,400
            Licences, patents and other intangibles        37,600
                                                         --------

                                                         $376,000
                                                         ========

            Consideration:
               Cash                                      $ 70,000
               Common shares                              306,000
                                                         --------

                                                         $376,000
                                                         ========

          The common shares issued have been recorded at their market value at September 15, 2000. The purchase price allocation is an estimate only and is subject to change.